                       SECURITIES AND EXCHANGE COMMISSION
                  450 Fifth Street N.W., Washington, D.C. 20549


                                  FORM 10 - SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            COMMISSION FILE NUMBER -






                             AZEL ENTERPRISES, INC.

             (Exact Name Of Registrant As Specified In Its Charter)



             NEVADA                                  98-0200489
     -----------------------                   ----------------------
 (State or other jurisdiction of       (I.R.S. Employer Identification Number)
 incorporation or organization)


                               946 West 7th Avenue
                        Vancouver, B.C., Canada, V5Z 1C3
                       (604) 739-9772 Fax: (604) 739-9782
                            Attention: T.F. Fred Tham
                ------------------------------------------------
    (Address, Including Zip Code, And Telephone Number, Including Area Code,
                  Of Registrant's Principal Executive Offices)


           Securities Registered Pursuant to Section 12(b) of the Act:


     Title of each class          Name of each exchange on which each class is
     to be so registered                     sought to be registered
  --------------------------   ------------------------------------------------
        Common Stock                      OTC Electronic Bulletin Board


           Securities Registered Pursuant to Section 12(b) of the Act:

                          Common Shares $.001 par value
               --------------------------------------------------
                     Title of each class to be so registered



Total Number of Pages: __
Index to Exhibits Appears on Page: __
(Filing stipulated in United States Dollars Unless Otherwise Stated)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                TABLE OF CONTENTS



                                                                                                               Page
                                                                                                               ----

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS...................................................................1

PART I............................................................................................................2

         ITEM 1.      DESCRIPTION OF BUSINESS.....................................................................2

         ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION..................................14

         ITEM 3.      DESCRIPTION OF PROPERTY....................................................................25

         ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.............................25

         ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS...............................27

         ITEM 6.      EXECUTIVE COMPENSATION.....................................................................28

         ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.............................................29

         ITEM 8.      DESCRIPTION OF SECURITIES..................................................................30

PART II..........................................................................................................32

         ITEM 1.      MARKET PRICE OF AND  DIVIDENDS  ON THE  COMPANY'S  COMMON  EQUITY AND OTHER
                      SHAREHOLDER MATTERS........................................................................32

         ITEM 2.      LEGAL PROCEEDINGS..........................................................................32

         ITEM 3.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTING...............................................33

         ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES....................................................33

         ITEM 5.      INDEMNIFICATION OF DIRECTORS AND OFFICERS..................................................34

PART F/S.........................................................................................................35

PART III.........................................................................................................52

         ITEM 1.      INDEX TO EXHIBITS..........................................................................52

SIGNATURES.......................................................................................................53


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-SB includes forward-looking statements. All statements, other than statements of historical fact, included in this Form 10-SB, including, without limitation, statements under "Description of Business" and "Management's Discussion and Analysis or Plan of Operation" regarding the Company's business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, forecasted, or contemplated by any such forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Form 10-SB, including, without limitation, in conjunction with the forward-looking statements included in this Form 10-SB.

Unless required by law, the Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

A.   INTRODUCTION

Azel Enterprises, Inc. ("Company") was organized under the laws of the State on Nevada on June 17, 1998. The Company is authorized to issue 30,000,000 shares of Common Stock with a par value of $.001 per share, of which 8,300,000 shares are issued and outstanding as of March 31, 1999.

The Company is a NEW Nevada corporation formed by a small founding group with the intention of (i) providing communications system integration and contracting services, and (ii) serving as a holding company for one or more future businesses not yet identified. The Company currently has no subsidiaries and has not yet commenced commercial operations.

The Company has identified its initial business to be a provider of full service communication system integration services. The services shall include project management, design and engineering construction services for broad band fiberoptic/coaxial video or telephonic owners and developers. The Company will achieve its objective through the acquisition of businesses in this sector, and one such target, Netstar Communications, Inc., an Illinois company ("Netstar"), has already been identified and the company has executed a letter of intent with Netstar setting forth the proposed terms of such acquisition (see paragraph C hereof). In the event that the Company does not succeed in acquiring the targeted entity, the Company may have difficulty in fulfilling its business plan.

B.       THE INDUSTRY

The telecommunications industry is undergoing fundamental changes in most markets throughout the world. For example, The Telecommunications Act of 1996 is
(1) helping to remove barriers to competition (i.e. agreements among participating countries in the European Union, and privatization and regulatory initiatives in South and Central America), and (2) allowing telephone companies to own and operate cable television systems both in and out of their service areas.

While some telephone companies are seeking to enter the cable television business by acquiring existing cable operators (e.g. US West/ Continental Cable), some of the larger telephone and utility companies have undertaken to build new cable systems. With both cable operators and the telephone companies vying for market share in video, voice, internet and other data services, experienced communication contractors, system integrators and engineering and/or design contractors will potentially have tremendous demand for their services.

The Company believes that increased demand for telecommunications infrastructure services will be created in four ways, specifically:

o Increased consumer demand for bandwidth will compel service providers to upgrade existing networks to broadband technologies such as fiber optic cable;
o Competitive market pressures will force existing service providers to attempt to reduce their cost structures, leading to increased outsourcing of outside plant services to lower cost, independent contractors;
o New service providers in previously monopolistic markets will ultimately require their own infrastructure; and
o Deployment of more powerful multi-media computers in business will increase the demand for inside wiring services to install communications networks with greater bandwidth capacity.

The Company believes that it is well positioned to capitalize on this projected demand, and is pursuing a strategy of growth through internal expansion and strategic acquisitions. The Company also believes that the volume of business generated under Netstar's existing contracts will increase as a result of the anticipated general increase in demand for its services. In addition, the Company believes that Netstar's reputation for quality and reliability, operating efficiency, financial strength, technical expertise, presence in key geographic areas, and ability to achieve economies of scale provides competitive advantages while bidding for new contracts for telecommunication infrastructure projects.

THE COMMUNICATIONS SECTOR

With a growing number of telephone, utility and related companies looking to expand their base of operations, recent technological developments have stimulated the drive for new opportunities. The telephone companies are seeking to earn cable service revenues and to defend their existing long-distance telephone customer base from impending competition from alliances of established cable television operators (e.g. TCI, Time-Warner) and aggressive inter-exchange carriers such as Sprint and MCI. The new competing service providers have publicly announced that they plan to capture telephone revenues by offering "bundled" local and long-distance voice and cable television services to the area customer base. The potentially high profit margins from long-distance services, is driving telephone companies to ensure that they also provide the "wire of choice" in the home to capture the bundled services being proposed by new competitors.

Of the major telephone companies, Ameritech and GTE appear to have been successful in building state-of-the-art cable television networks. BellSouth and US West have applied for a number of cable franchises, while other RBOC's (Regional Bell Operating Companies) and utility companies have recently begun or announced franchise applications or open video system and data construction projects in their service areas.

Total construction expenditures by U.S. telephone, utility and cable companies are projected to be $25 billion over the next seven to ten years. The U.S. market represents a subset of the global demand for construction and allied services. Global expenditure for each of the next seven years is estimated at $70 billion.

The recent consolidation of the TCI cable group into AT&T has spurred the demand for construction upgrade services. In addition to the telephone companies build-out and replacement business opportunities, there will also be demand for out-sourced maintenance services for the new networks (once they are built).

C.   NETSTAR COMMUNICATIONS INC.

BACKGROUND INFORMATION

Netstar Communications Inc. was formed in March 1997 as an Illinois corporation.

Netstar's current operations are located at 3490 East 83rd Place, Merrillville, Indiana 46410.

Netstar currently provides communication system integration services, which include, project management, design and engineering construction services for broadband fiber-optic/coaxial video or telephony owners and developers such as AT&T, TCI, MCI, Ameritech and other system providers.

The Company has been informed that Netstar has received new contracts from the Black & Veatch LLP group; however, bidding for other potential contracts from companies such as Ameritech in Michigan (to which Netstar has provided services in the past), and other cable television and utility companies has been delayed, pending Netstar's ability to fund its proposed expansion.

The Company has been informed that Netstar's mission is to target the increasing need for project management, engineering, construction and operational services to network operators and developers. The Company's management believes that there is currently a lack of broad-based service companies with the ability to provide these services on a nation-wide or global basis.

The services provided by Netstar include the aerial, underground, splicing/activation and installation phases of network construction, more fully described as follows:

     o AERIAL CONSTRUCTION - refers to the aerial portion of the heavy duty phase of the construction of communication networks. It entails installing overhead cables on top of existing utility poles by a technique known as "overlashing" (lashing a new cable on top of an existing cable or strand or by the use of brackets).

     o UNDERGROUND CONSTRUCTION ("U/G") - entails the use of trenching machines, plows, pavement and concrete saws and directional boring machines, as well as manual labor, to install underground cable or cable ducts. Typical depths of U/G cable placement range between 24" to 36"; however, there is considerable variance in actual placement depending on the location, the equipment used, and the proximity of other underground services.

     o SPLICING/ACTIVATION - refers to the installation of active and passive devices (amplifiers, taps, splitters, etc) with the appropriate connectors attached to the cables, based on systems design configurations. A system energization phase is then initiated pursuant to which the finished plant is certified.

     o INSTALLATIONS - entails connecting single family or multi-dwelling units ("MDU") to the distribution network by installing either an aerial or a U/G "drop" connection to the building from the distribution cable, as well as installing a main connection tap, interior wiring, additional outlets, and ground connections. As a final step, A set-top box or converter is installed.

     o PROJECT MANAGEMENT - services related to the supervision of the network construction. They include project management, materials management and component pre-assembly. These services are frequently required by customers contracting for turnkey construction services. Project management services are usually provided on a cost-plus basis, with full invoice disclosure. Project management is a good source of ancillary revenue and represents another important means for Netstar to position itself as a value-added provider.

     o DESIGN ENGINEERING - refers to the process of providing engineering, planning and drafting services which range from strand mapping to the production of drawings, utilizing computer assisted design software. Design services result in the production of detailed engineering diagrams and specifications that are used to guide the network construction or upgrade processes.

According to the management of Netstar, there is a growing market for splicing and activation services for the "connectorization" of the fiber and coaxial cables, and the replacement and "system-balancing" of active and passive devices attached to the cables. These technical services require methodical, and high standards of, workmanship, available only through well-trained and experienced personnel. The Company proposes to put in place an extensive training program in place to fulfill this need.

Netstar's customers usually supply the majority of the raw materials and supplies necessary to carry out the contracted work. The Company will, therefore, not be dependent on any single supplier for raw materials or supplies.

NETSTAR'S MANAGEMENT

The current senior management of Netstar has over 75 years of collective experience, giving it the ability to create an effective infrastructure with which to build the business. Netstar will enjoy a competitive advantage due to its solid project and business management experience which is needed to cultivate a strong, growth-oriented company.

MR. GEORGE STEIGER, (49), PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Steiger has over 30 years of direct experience in the design, construction and operation of large scale communications systems. Most significantly, Mr. Steiger's was responsible for the construction of a major portion of some of the most important cable TV systems in the greater Chicagoland area in the 1980s.

Mr. Steiger began his career with the responsibility of constructing one of the first fully bi-directional systems in Canada. In 1975, he joined Agra Industries Inc. as Operations Manager of Kamloops Cable TV and was responsible for the construction of Agra's 300 mile aerial and underground plant. Subsequently, Mr. Steiger was promoted to VP-Engineering of Agra and was asked to help develop a new Multiple System Operator ("MSO") named Cablenet. Within four years, Cablenet was to become Canada's fifth largest MSO.

In 1981, Mr. Steiger was promoted to Executive Vice-President of Cablenet and was responsible for the development of the USA operations, including the solicitation of 16 community franchises in the Chicagoland area and the turnkey construction of a $72 million system.

In 1984, Mr. Steiger formed Steiger Communications and received the contract to build Westinghouse's (Group W Cable) system in the city core of Chicago. He successfully completed this project under budget. In 1986, he formed Premier Cable Inc., which became a large private cable operator serving 30 large apartment complexes and 12,000 customers. This company was sold to Triax Communications Inc. of Denver, Colorado and in turn, was sold to Optel for $15 million. In 1988, Mr. Steiger formed Micronet Communications Inc., a communications consulting firm, providing expertise on telephony and cable projects throughout North America and Europe.

MR. MERVYN L. HUSSACK, (59). VICE-PRESIDENT, CORPORATE DEVELOPMENT

Mr. Hussack leads Netstar's marketing and corporate development activities. He has over 27 years of senior level experience in broadband communications and cable television, manufacturing, marketing and operations. Mr. Hussack engineered the management-led buyout of Anaconda Electronics Inc. in 1977. As President & CEO of Anaconda's successor, Century III Electronics Inc., he grew the company into a major manufacturer of broadband and cable TV equipment. Revenues increased seven-fold from 1977 to 1984, after which he sold this highly successful entity to General Instrument Inc. of New York. Thereafter, Mr. Hussack was actively involved in the development and management of cable TV systems, both domestically and internationally, including the installation of systems in the Caribbean. In 1993, Mr. Hussack joined Northstar Capital Inc. as VP-Corporate Development and, along with Mr. Steiger, was instrumental in establishing and securing contracts with major USA telephone companies developing new cable TV systems. Mr. Hussack's activities with Netstar have included one-on-one marketing efforts to the Regional Bell Operating

Companies (RBOC's) as well as major cable TV MSO's and utility companies throughout North America. He is also responsible for maintaining ongoing relations with Netstar's existing client base and for all promotional programs of Netstar.

MR. JEETY BHALLA, (43), VICE-PRESIDENT, FIANCE AND CHIEF FINANCIAL OFFICER

Mr. Bhalla is responsible for the overall financial management of Netstar. He also assists in the financial analysis of all potential investments and the implementation of strategic plans. Prior to Netstar, Mr. Bhalla was previously Vice-President Finance for Northstar Capital Inc. (formerly Pay Less Holdings Inc.) in Vancouver, British Columbia from 1991 to 1994. During his tenure with Pay Less, the company expanded from 50 to 100 gas outlets and acquired a public company that was over three times its size.

Mr. Bhalla is a Chartered Accountant (CPA) and was a senior manager with Deloitte Touche in Victoria, Canada, from 1980 until 1990. He left Deloitte Touche to form a private accounting practice (Bhalla & Company). One year after forming Bhalla & Company, Mr. Bhalla was hired by his largest client, Pay Less Holdings, as Vice-President Finance.

MR. WARREN MACE, (48), CONSTRUCTION MANAGER

Mr. Mace has over 30 years of construction experience, and has been with Netstar since its incorporation. He assisted senior management in the hiring and training of journeymen, technicians, crew supervisors and trainees. He oversees all phases of aerial and underground construction operations and approves the hiring of all new technical employees. His inter-personal skills have resulted in motivated, highly productive personnel and a minimal amount of employee turnover. He began his career at Burnip & Sims and has been associated with the senior management since 1995.

NETSTAR'S FINANCIALS


                                Actuals                                                  Proforma

                       -------------------------    ----------------------------------------------------------------------------

                        Yr End For      11 Mths          Yr1           Yr2              Yr3             Yr4               Yr5
                         (9 Mths)       Period
                         Dec/31/97     Nov/30/98
                       -----------   -----------    -----------   -----------      -----------      -----------      -----------
Sales                  $   642,798   $ 1,037,295    $13,250,300   $14,575,330      $16,761,630      $19,275,874      $22,167,255

Net Income (loss)          (595237)      (487498)       2390615       2845278          3976428          5331197          6948604

Change in Cash              205664       (266053)       1518794       3134881          3783237          5117177          6707656


NETSTAR'S PAST WORK HISTORY

Netstar Communications Inc., and its senior management, have extensive experience in construction and the provision of project services in the communications field, specifically:

AMERITECHMICHIGAN, ILLINOIS, OHIO - Prime full service contractor (as NST
     Network Services) for their Hybrid Fiber/Coax Cable TV systems; built over 1,000 miles of aerial and underground plant.

GTE FLORIDA - Aerial and underground contractor of their HFC cable TV systems in the Clearwater and St. Petersburg areas, covering over 250 miles of aerial and underground plant.

GROUP W CABLE (Westinghouse), CHICAGO, IL - Prime contractor for over 700 miles of CATV plant serving 495,000 homes. This was an extensive, dense, urban underground construction including directional boring, plowing, etc. Also included aerial plant and designed/installed master and regional head-ends, etc.

CABLENET LIMITED, CHICAGO, IL - Designed and constructed over 1,400 miles of dual interactive 450 MHZ cable TV plant and included the world's first dual AML 120 channel microwave system with a video synchronized, frequency-locked head-end. Also, over 60,000 aerial and U/G home installations.

MO SOUTHWESTERN CABLE, ST. LOUIS, MO - Prime contractor for 600 miles of aerial and underground CATV plant serving nine communities in the St. Louis suburbs. Participated in EEO, WBE, MBE programs.

CABLENET LIMITED, KAMLOOPS, BRITISH COLUMBIA - Managed the construction of 300 miles of underground and aerial placement of CATV plant, including head-end and subscriber installations.

VARIOUS INTERNATIONAL - CARIBBEAN, KUWAIT, EUROPE - Completed numerous small projects and complete system builds representing thousands of miles of aerial and underground CATV plant.

D.   PRODUCT DESCRIPTION

The network construction market involves four phases, namely:

     o    aerial construction;
     o    underground construction;
     o    splicing and activation; and
     o    installation of subscribers.

Additional business opportunities are also available in the project management and design engineering areas, in which Netstar has had previous experience. The Company feels that being a "full-service" provider of the above-referenced services will effectively distinguish Netstar from the multitude of limited service providers in the marketplace. Initially and whenever possible, the Company will utilize Netstar's extensive industry contacts to hire the project engineering expertise on a sub-contract basis, until such time the workload is sufficient to justify an "in-house" capability.

E.   COMPETITION

The industry in which the Company competes is highly competitive and fragmented. Netstar competes with a number of contractors in the markets in which it operates, ranging from small independent firms servicing local markets to larger firms servicing regional markets. The Company will also compete with large national and international equipment vendors on turn-key projects that subcontract construction work to contractors other than Netstar. These large equipment vendors typically are better capitalized and have greater resources than the Company. Most companies engaged in the same or similar business tend to operate in a specific, limited geographic area, although larger competitors may bid on a particular project without regard to location. Currently, no single entity is considered dominant in the industry. The Company will also face competition from the in-house construction and maintenance departments of RBOC, and other customers and potential customers, which perform some, or all, of the types of services provided by Netstar.

Competition in constructing hybrid fiber-coaxial cable networks is limited to those qualified full-service contractors that have the resources to mobilize the significant capital equipment required for the large scale networks which the telephone, utility and cable TV companies are developing. At present, Mastec, Amerilink, Cable Com Inc., Ervin Cable, and Irwin Utilities, appear to be the Company's primary potential competitors.

     o LUCENT TECHNOLOGIES is a leading provider of telecommunications equipment and systems throughout the world, but has not traditionally constructed cable TV networks. Other hardware suppliers such as General Instrument and Scientific Atlanta, are also now providing expertise to the system operators for the activation of their respective equipment in recently upgraded facilities.

     o AMERILINK primarily builds line extensions for cable TV companies and fulfilling a substantial contract on drop connections for GTE in Florida.

     o MASTEC, a consortium of contractors, provides cable construction services to several telephone companies, including BellSouth, US West and SBC Communications, Inc. They are also pursuing cable and telephony construction in South America and other international markets.

     o CABLE COM INC. is a nationwide provider of installation services to the utility, telephone and cable industries.

     o ERVIN CABLE is a well-established regional contractor, providing services to all segments of the broadband markets. Irwin Utilities of Texas is one of several underground contractors with specialized directional boring machines, ploughs, trenchers, etc., for the telephone and cable markets on a semi-national scale.

     o THE "MOM AND POP" local and regional contractors, which built the vast majority of the existing cable infrastructure, generally do not build to the high technical specifications required by telephone and/or utility companies for their advanced networks. This creates a big opportunity for upscale, proven contractors such as Netstar.

Netstar's extensive knowledge of the operational issues facing communication contractors, will give the Company the competitive advantage of being able to design and deliver value added services and programs specifically tailored to meet the requirements of operating companies. This potential advantage will position the Company to bid for the more lucrative arrangements as operating companies look to proven contractors like Netstar.

COMPETITIVE STRENGTHS

The Company feels that it will differentiate itself from its competitor by:

     o STRONG CUSTOMER RELATIONSHIPS - Netstar has developed strong relationships with numerous telecommunications service providers by providing high quality services in a cost, and time, efficient manner.

     o DIVERSE CUSTOMER BASE - Netstar currently provides a full range of infrastructure services to a diverse customer base. Netstar provides outside and inside plant services to local exchange customers carriers such as AT&T, TCI, MCI, Ameritech, and other system providers throughout North America.

     o TURN-KEY CAPABILITIES - Netstar believes it will be one of the few contractors (through sub-contractors) capable of providing all of the design, installation and maintenance services necessary for a cable or wireless network, from a transmission point, such as a central office or head-end, through aerial and underground cables to the ultimate end users' voice and data ports, cable outlets or cellular stations. Netstar can also install the switching devices at a central office or set up local and wide area voice, data and video networks to expand a business' telecommunications infrastructure both inside a specific structure or between multiple structures.

     o BROAD GEOGRAPHIC PRESENCE - The Company intends to significantly broaden its geographic presence through strategic acquisitions. With a broad geographic presence, the Company believes that it is will be well suited to service customers with operations across the United States, as well as multinational corporations and telecommunications service providers that are expanding into international markets. In addition, by developing its business in many geographic regions, the Company believes it is less susceptible to negative changes in the market dynamics in any one region.

     o MANAGEMENT EXPERTISE - The relative strengths of the Netstar group is the experience of its senior management in building new broadband systems and in upgrading existing cable TV systems. With over 75 years of combined experience, Netstar is well poised to successfully roll out an aggressive expansion program and meet the target objectives.

The Company believes that Netstar's customers are increasingly seeking comprehensive solutions to their infrastructure needs by turning to the limited number of qualified contractors that have the size, financial capability and technical expertise to provide a full range of infrastructure services. The Company believes that this trend will accelerate as industry consolidations increase and as these consolidated entities begin to provide bundled services to end users. The Company also believes it will have positioned itself, through acquisitions and internal growth, as a full service provider of outside plant and inside wiring infrastructure services to take advantage of this trend.

THREATS

The main threats to the Company will be its inability to consummate the Netstar transaction. In the event such transaction is consummated, the main threat to the Company will be the loss of key senior management personnel and the loss of key contracts. To minimize these factors, the Company intends to implement attractive management contracts with bonuses, stock options, and other incentives. Loss of contracts will likely be due to the very high demand for these services and the very low supply of suitable experienced contractors to fulfill this need.

PRICING

Contracts are usually priced based on an approximate projected gross margin of 50%, or more, depending on competitive average productivity and other related factors. The Company approximates revenue for aerial placement of fiber/coaxial cables to be about $4,000.00 per mile, splicing about $3,700.00 per mile, and underground placement of duct and cable about $38,000.00 per mile.

F.   THE MARKET

The Company's primary business opportunities will be the construction of new hybrid fiber/coaxial ("HFC") broadband systems and the upgrading of existing cable television systems in the United States (especially in the Midwest - Indiana, Illinois and Michigan). The Company will actively seek alliance relationships in order to assist Netstar in reaching optimal levels of performance. Management feels that once funding is obtained, it can then undertake the necessary marketing efforts to achieve its objectives to expand its services and diversify Netstar's client base. The corporate strategy will be to provide Netstar's services to various segments of the communications market and avoid any unexpected pitfalls. In keeping with the its corporate philosophy, the Company fully intends to activate the consolidation approach and aggressively pursue suitable companies to acquire.

G.   MARKET POTENTIAL

The market potential for communications services in outside plant environments is substantial throughout the United States and globally. Based on some of the recently announced projects of telephone, utility and cable television operators, estimated construction expenditures are conservatively expected to exceed $33 billion over the next seven years in the USA alone. The demand for communications service companies is expected to be greater than the supply, and as a consequence, a severe shortage of qualified and experienced technical personnel is projected.

In North America, the market size of the construction services to the broadband communications industry is estimated at $4.5 billion to $5.5 billion for each of the next five years, before decreasing on a gradual basis, at which point the out-servicing and maintenance sector will enjoy a larger percentage of the services to be provided by the telephone companies. New technology will continue to force the network providers to maintain state-of-the-art services to its subscribers and to provide ongoing business opportunities to system integrators and contractors such as Netstar.

TRENDS

The present race to provide a variety of services to homes and businesses in the U.S., has been preempted by the present focus on the Internet. The Internet is fast becoming a gigantic global catalog where goods and services can be purchased by anyone, anywhere, at almost the cheapest prices. Nearly 48% of North American households have computers. U.S. telephone charges are among the lowest in the world, and the U.S. general public is beginning to buy remotely from catalogs. North America is leading the world in the use of the Internet. This is supported by the fact that domestic and international high technology and telecom giants are forging alliances and looking to expand in the internet arena. New technologies and open competition among the telephone, utility and cable television companies will continue to drive the demand for better and more bandwidth facilities, as well as increase outsourcing opportunities.

H.   MARKETING

TARGET MARKET

The Company's main markets will be:

     o    the cable television operators ;
     o the new builds or over-builds by the telephone companies and the utility companies that are looking to expand their horizons in offering new services such as video, data, security or other consumer services on the same entry line into the home.

The Company's marketing thrust will consist of the following programs, namely:

     o executive sales visits, supported by a direct fax/mail campaign and trade journal advertising;
     o sales aids such as a color brochure highlighting the Company's capabilities and achievements; and
    o distribution of corporate information packages at major industry trade shows with the cooperation of selected exhibitors press releases, and promotional give-aways to customers.

     o the Company's marketing team will make presentations to the senior management of potential clients recruiting a "Contract Administrator" to manage client relations after contracts are executed.


PROMOTIONAL SUPPORT

In addition to the day-to-day marketing, operational and acquisition activities, the Company also endeavors to establish a presence at trade shows and in trade publications. Promotional brochures and specialized direct-mail campaigns will also be used, when appropriate. Press releases will also be utilized to help create company name recognition.

I.   PROPRIETARY TECHNOLOGY

To-date, the Company has made no cash expenditure on research and development. The Company has not yet commenced operations and is not dependent on any proprietary information and/or licensing agreements. Competing technology enabling others to offer the same product and/or service as the Company already exists. This sector is relatively easy to enter with affordable start-up and operating costs.

The Company will not have any patents covering its products/services and there can be no assurance that the Company will be able to protect its proprietary rights, if any, thereto. In order to reduce the competitive forces, the Company intends to enter into long-term service contracts with its contractors and strategic partners. The commercial success of the Company may also depend upon its products/services not infringing any intellectual property rights of others.

J.   REGULATIONS

Cable television operators are subject to federal regulation. In 1992, Congress passed an act that repealed the 1984 deregulation of cable television and subjected cable systems to rate regulation and other FCC-enforced obligations. In 1996, Congress passed the 1996 Telecommunications Act which repeals many of the provisions of the 1992 Act. Current FCC rules regulating cable service rates will be repealed in three years, except for the "basic tier" of cable programming. Price caps for "small" cable companies (less than $25 million in annual revenues) have been repealed. It is difficult to predict the impact, if any, this legislation may have on the telecommunications industry.

The Company's ability to pursue its business activities will be regulated, directly or indirectly, by various agencies and departments of state governments. Licenses from public utilities commissions are frequently required prior to the commencement of services by the Company and its clients. There can be no assurance that the Company or its customers will be successful in their efforts to obtain necessary licenses or regulatory approvals. The Company's inability or the inability of any of its customers to secure any necessary licenses or approvals could have a material adverse effect on our business.

In addition to specific regulations, the Company is subject to all federal, state and local rules and regulations imposed upon businesses generally. The cost of compliance with regulations is an additional cost of doing business for us.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A.   OPERATIONAL PLAN

The Company intends to pursue a disciplined strategy of growth and diversification in its core business through strategic acquisitions and internal expansion as follows:

     STRATEGIC ACQUISITIONS -

     o pursue strategic acquisitions in the fragmented telecommunications and utilities infrastructure industry that either expand its geographic coverage and customer base or broaden the range of services it can offer to clients
     o focus its proposed acquisition efforts primarily on companies with successful track records and strong management
     o improve the acquired companies' operating performance by providing strategic guidance, administrative support, greater access to capital and savings in the cost of capital, purchasing and insurance costs

     INTERNAL EXPANSION -

     o capitalize on anticipated growth as RBOCs, and other utilities in the United States, which still conduct a significant portion of their construction work in-house, which will in the future streamline their operations and focus on their core competencies, thereby increasingly outsourcing their infrastructure construction needs.
     o Netstar's reputation for quality and reliability, operating efficiency, technical expertise, and ability to offer a full range of construction services will make it well positioned to compete for the aforesaid business, particularly the larger, more technically complex infrastructure projects.

In addition to focusing on Netstar's core telecommunications customers, the Company plans to achieve incremental growth by developing complementary lines of businesses. These businesses potentially include premise wiring services to concrete entities, and infrastructure construction services to the power industry and to other public utilities.

The Company proposes to have regional operations typically requiring the following:

     o    small office area of about 2,000 square feet;
     o    warehouse of about 4,000 square feet; and
     o large open yard of at least 10,000 square feet, for the storage of vehicles and equipment.

Netstar currently has an office in Chicago and a warehouse and outside storage area in Merrillville, Indiana. A consolidation of the office facilities into an adjacent location to Merrillville warehouse is expected in the near future.

General personnel requirements will include the following:

     o    office and secretarial staff;
     o    warehouseman, an assemblyman, and a maintenance person; and
     o construction team will include a construction manager, crew supervisors, journeymen line personnel, technicians and trainee laborers.

The Company intends to remunerate each crew member on a production basis or by the footage of production, rather than on an hourly or salaried basis. Crew members will need to purchase and carry prescribed tools, harnesses, boots, etc., as appropriate for their job functions. The Company will enjoy the benefits of controlled direct labor costs.

The Company intends to initiate an aggressive training program, aimed primarily at producing adequate numbers of qualified in-house personnel to support the potentially high demand for coaxial splicer services. The Company also hopes to attract well qualified applicants and maintain them as journeymen splicers over the long term.

General equipment requirements will include the following:

     o aerial crews will require lashers, bending boards, generators, tools, etc.;
     o underground crews will require more sophisticated equipment such as trenchers, ploughs, directional boring machines, etc.;
     o splicing and activation crews will require unique connector tools and testing equipment; and
     o installation crew will also require tools and testing equipment such as field strength meters, etc.

The Company proposes to use specialized sub-contractors, especially in splicing and activation, in its endeavor to reduce capital expenditure and operating costs. In turn, sub-contractors will benefit from this program because they are typically not capable of "financing" the average 30-day to 45-day payment terms of most clients.

In the event that the Company is successful in acquiring Netstar, revenue is expected to be generated primarily from telecommunications and other utilities infrastructure services. Infrastructure services are provided to telephone companies, public utilities, cable television operators, other telecommunications providers, governmental agencies and private businesses. Projected costs of revenue include subcontractor costs and expenses, materials not supplied by the customer, fuel, equipment rental, insurance, operations payroll and employee benefits. General and administrative expenses include management salaries and benefits, rent, travel, telephone and utilities, professional fees and clerical and administrative overhead.

COMPANY STRATEGY

In the event the Company is successful in meeting the milestone set forth in Paragraph B below, it plans to grow at a steady rate in order to support the growing needs of its business customers in both the outside and inside plant environment. Specifically:

     o offering a host of outside plant services in both the aerial and underground formats; and
     o expanding offerings to include other services such as consulting, inside-wiring, and marketing amongst others, by utilizing the expertise of Netstar's senior management

The Company believes it will be strategically positioned in pursuing opportunities of growth and/or consolidation in Netstar's core business through internal expansion and through acquisitions of other entities in the fragmented telecommunications infrastructure construction industry. The Company's management believes that the volume of business generated under Netstar's existing contracts will increase as a result of the increase in demand for Netstar's services. The Company intends to continue providing services to Netstar's existing customers and, if possible, to extend these agreements beyond their current terms. In addition, the Company believes that Netstar's reputation for quality and reliability, operating efficiency, financial strength, technical expertise, presence in key geographic areas and ability to achieve economies of scale, provide competitive advantages in bidding for and winning new contracts for telecommunications infrastructure projects. The Company through Netstar intends to aggressively pursue the larger, more technically complex infrastructure projects where its competitive advantages will have the greatest impact.

The Company plans to make strategic acquisitions, specifically:

     o    to expand its geographic coverage;
     o to expand Netstar's customer base without the risks and expense of start-up operations;
     o    to acquire additional management talent for future growth; and
     o to improve operating margins through economies of scale, such as the elimination of redundant administrative overhead and more efficient utilization of personnel and equipment. Enterprise-wide economies of scale, particularly with respect to equipment purchases will also be achieved

THE COMPANY'S GOALS

The management of the Company is confident that its strategy to consolidate small communications construction companies in the USA will succeed and it will endeavour to make the Company one of the premier "full service integrators" in the industry, capable of providing a full range of services from the design and engineering stage through to the physical placement of fiber/coaxial cables, and related devices, testing and Federal Communication Commission ("FCC") proof of performance certification. The management of the Company, in conjunction with Netstar, has identified several acquisition targets and is continuing to solicit interest from other entities that fit within the consolidation strategy of the Company. It is a critical aspect of the strategy to ensure that targeted companies cover all spectrums of the system integration process, including design, construction (aerial and underground), splicing, activation services and general utility wiring. In this manner, the Company will be able sustain a slowdown in the cable TV, telephony or utility markets, without serious financial consequences.

The following synopsis represents the Company's PROJECTIONS over its first five years of commercial operations, taking into consideration future acquisitions and/or mergers.

YEAR 1 - GROSS REVENUES OF $13.25 MILLION;
------------------------------------------

     o    Income of $2.39 million.
     o    Establish second location to service the Illinois market.
     o    Acquisition of three suitable contractors.

YEAR 3 - GROSS REVENUES OF $16.76 MILLION;
------------------------------------------

     o    Income of $3.97 million.
     o    Establish a minimum of six locations to service the Midwest USA.
     o    Acquisition of ten suitable contracting firms.

YEAR 5 - GROSS REVENUES OF $22.17 MILLION;
------------------------------------------

     o    Income of $6.95 million.
     o    Establish three regional operations to service all of the USA
     o    Acquisition of fifteen suitable contracting, design or related firms.

It is entirely possible that none of the aforesaid projections will ever be met.

B.   MILESTONES

The Company is currently in its very early stage of development, and expects to reach milestones more fully set forth below by entering into agreements with one or more investors or investor groups. The Company currently requires $800,000 in capital to commence commercial operations, which it proposes to raise from overseas financial institutions and/or wealthy individuals.

                                                      COMPLETION

         Complete Final Round of Financing         August 31, 1999
         Formalize agreement with Netstar          August 31, 1999
         Development of Marketing Plan             September 30, 1999
         Sourcing Additional Contracts             October 31, 1999
         Establish second location in Illinois     November 30, 1999
         Sourcing Acquisitions/Mergers             November 30, 1999
         Staff Hiring and Training                 January 31, 2000
         Implementation of Marketing Plan          February 28, 2000
         Develop Strategic Partnerships            May 31, 2000


In the event the Company has not achieved certain milestones, or consummated a $800,000 financing by August 31, 1999, the Company will have (i) severe cash flow and liquidity problems, and (ii) may cease at that point to be a viable commercial entity. There can be no assurance that the Company will be able to consummate such financing before such date, or that even if such financing is consummated on or before such date, that the Company will not face liquidity problems or that each financing will be on economic and other terms acceptable to the Company.

On June 23, 1998, the Company entered into a Letter pursuant to which the Company has the option to acquire 100% of the issued and outstanding voting shares of Netstar Communications Inc. Netstar is a State of Illinois private company, incorporated on March 1997, with principal office in Merrillville, Indiana, USA, and is already engaged in the business of communications system integration and contracting. Pursuant to the terms of the Letter of Intent, the closing date of the transaction shall be on or about August 31, 1999, or as soon as possible thereafter and shall be predicated upon the successful consummation of a $800,000 private placement of the Company's shares of Common Stock, and upon the company successfully getting NASD approval to have its shares of Common Stock traded on the OTC Bulletin Board.

Since its incorporation, the Company has successfully completed its first round of financing pursuant to which it has raised approximately $219,000. The Company has, therefore, reached its first milestone (i.e. raising $200,000). The Company proposes to complete its second round of financing, in the amount of $800,000, by August 31, 1999.

C.   FINANCING REQUIREMENTS

The Company, after its acquisition of Netstar, will require a total equity investment of $800,000 to be made during the first 24 months of operations. All proceeds raised will be used specifically for start-up costs, purchase of capital assets, marketing and for working capital.

          PHASE I -
                   EQUIPMENT AND START-UP COSTS      $ 60,000
                   CONSULTING                        $ 30,000
                   MARKETING                         $ 10,000
                   WORKING CAPITAL                   $100,000
                                                     --------
                                                     $200,000
                                                     --------

          PHASE II -
                   WORKING CAPITAL                   $600,000
                                                     --------

          TOTAL REQUIREMENTS                         $800,000**
                                                     --------
                                                     --------

          ** THE COMPANY'S AVAILABLE WORKING CAPITAL WILL BE SUFFICIENT TO MEET ITS ADMINISTRATION COSTS FOR APPROXIMATELY 12 MONTHS. THE COMPANY WILL SPEND THE FUNDS AVAILABLE TO IT TO SEEK THE BALANCE OF THE FINANCING TO CARRY OUT ITS PROPOSED PLAN.

The net proceeds from offerings that are not expended immediately may be deposited in interest or non-interest bearing accounts, or invested in government obligations, certificates of deposit, commercial paper, money market mutual funds or similar investments. The Company is currently not in arrears of the payment of dividends, interest, or principal payment on borrowing, nor is the Company in default on any debt covenants at the present time or during the most recently completed financial statements.

D.   WORKING CAPITAL REQUIREMENTS

In the event that the Company does not succeed in consummating the said private placement financing on or before August 31, 1999, the Company may be unable to operate and will have severe cash flow and liquidity problems which may force it to immediately cease conducting business.

The Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. There are no significant amounts of the Company's trade payables. The Company is not subject to any unsatisfied judgments, liens or settlement obligations.

The following table sets forth selected audited financial information with respect to the Company for the periods indicated. The data is derived from financial statements prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those in the United States. See Part F/S, Exhibit I (Note 8) of the audited financial statements included elsewhere in this filing for certain reconciliation's to accounting principles generally accepted in the United States ("US GAAP"). The selected financial data should be read in conjunction with "Management's Discussion and Analysis or Plan of Operation," and the audited financial statements and accompanying notes included elsewhere in this Filing.


                          BALANCE SHEET DATA (IN U.S.$)
                             AS AT JANUARY 21, 1999
          ----------------------------------------------------------

          Cash                                      $153,772

          Working Capital                           $114,772

          Total Assets                              $155,772

          Shareholders' Equity                      $116,772
          ----------------------------------------------------------

                    INTERIM STATEMENT OF LOSS DATA (IN U.S.$)
                     FROM JUNE 17, 1998 TO JANUARY 21, 1999

          ----------------------------------------------------------


          Revenue                                   $         0

          Expenses                                  $    94,228

          Net Loss for the Period                   $    94,228

          Net Loss per Common Share                 $    (0.011)

          Shares Outstanding                          8,300,000


CHANGE IN NUMBER OF EMPLOYEES

The Company does not expect to hire any additional employees until the consummation of its purchase of Netstar.

E.   RISK FACTORS

a. SUCCESS OF BUSINESS - The Company may not be successful in its effort to further its Business upon the acquisition of Netstar's stock. Even if the Company were to successfully meet the goals set forth in its business plan, the aforesaid goals may not be achieved within the respective time-frames set forth therein. The limited extent of the Company's assets and the Company's stage of development as well as the Company's limited operating history make it subject to the risks associated with start-up companies.

b. MANAGEMENT - The Company's present management structure, although adequate for the early stage of its operations, will likely require to be significantly augmented as operations commence and expand. The ability of the Company to recruit and retain capable and effective individuals is unknown, although there are many such people within the industry worldwide. The Company's current officers have no prior experience in the industry. The loss of the services of its current officers, or the inability of the Company to attract, motivate and retain highly qualified executive personnel in the future, could, if and when the Company commences commercial operations, have a material adverse effect upon the Company's operations.

c. COMPETITION - The Company intends to enter into markets which are relatively new and are, therefore, difficult to predict in terms of the level of demand for the Company's product and services. In addition, such markets are or likely will be subject to intense competition from both private and public businesses nationally and/or around the world, many of whom have greater financial and technical resources than the Company. Such competition as well as any future competition may adversely affect the Company's success in the marketplace. There can be no assurance that the Company will be able to successfully compete therewith.

d. FINANCIAL ASSUMPTIONS - The Company will rely on internally prepared forecasted financial statements, which are predicated on certain assumptions, including assumptions of revenue and expense and the occurrence of certain future events, which in turn were based on management's considered assessment of prevailing conditions and management's best estimates of future events. Should, for example, product yields or prices deviate from the levels assumed in the internal forecasted statements, then the Company's projected revenue and profits will be adversely affected. Similarly, should the Company's actual costs exceed the assumed levels, then the impact on the Company's projected profits would likewise be adverse. In the final analysis, any return to an investor in the Company will in large part be determined by management's ability to execute the Company's plan as projected, and there can be no assurances provided of their success with respect thereto. There can be no assurances whatsoever as to the future financial performance of the Company. They are based upon current information and certain extrinsic factors, some of which are beyond the control of the Company, and/or subject to various assumptions, such as the Company's ability to obtain additional financing and its ability to implement its plan.

e. ABSENCE OF OPERATING HISTORY - The Company was incorporated on June 17, 1998 and has yet to commence operations. To date, the Company has attempted to raise capital to fund the implementation of the initial goals. The Company has no revenues from operations, has yet to produce a profit and, has no significant assets. Failure to achieve projected rates of market penetration could significantly affect the Company's pattern of revenues and expenses, and accordingly future cash flow. Therefore, investors should be prepared to bear the economic risk of losing their entire investment.

f. PUBLIC MARKET - There is not now, and there may never be, a public market of any kind for the securities issued by the Company, including the Shares. There is no assurance that the price of the Shares in any market which may develop will be greater than the offering price. As a result of these factors, holders of the Company's Common Stock may not be able to liquidate their investment.

g. PENNY STOCK - The Company's securities may be deemed "penny stock" as defined in Rule 3a51-1 of the Securities and Exchange Act of 1934, as amended. Such a designation could have a material adverse effect on the development of the public market for shares of the Company's common stock or, if such a market develops, its continuation, since broker-dealers are required to personally determine whether an investment in such securities is suitable for customers prior to any solicitation of any offer to purchase these securities. Compliance with procedures relating to sale by broker-dealers of "penny stocks" may make it more difficult for purchasers of the Company's common stock to resell their shares to third parties or to otherwise dispose of such shares.

h. ABILITY TO RAISE ADDITIONAL CAPITAL - The Company may not be able to raise additional funds for expansion and/or growth; and, if not available, the investors may lose their entire investment. Additional financing may come in the form of securities offerings or from bank financing. If additional shares are issued to raise capital, existing shareholders will suffer a dilution of their stock ownership in the Company, however, the book value of their shares will not be diluted, provided additional shares are sold at a price greater than that paid by any of them. Management of the Company currently does not anticipate that subsequent Offerings will dilute the book value of its common stock. In the event the Company has not achieved certain milestones, or consummated a $800,000 financing by August 31, 1999, the Company will have (i) severe cash flow and liquidity problems, and (ii) may cease at that point to be a viable commercial entity.

i. INDEMNIFICATION OF OFFICERS - Pursuant to the Company's Articles of Incorporation, the Company's management is indemnified by the Company against liabilities for any act performed in their capacity as agents of the Company to the maximum extent permitted by Nevada law. Amounts paid in satisfaction of such indemnification obligations will increase the Company's expenses, and negatively impact its operating results.

j. POTENTIAL CONFLICTS OF INTEREST - The officers and directors will not be able to devote full time to the affairs of the Company as each has other business interests to which they devote some of their time.

k. NO FORESEEABLE DIVIDENDS - The Company does not anticipate paying dividends on its Common Stock in the foreseeable future but plans to retain earnings, if any, for the operation, growth and expansion of its business.

l. PERMITS AND LICENSES - The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out its plan.

m. INTELLECTUAL PROPERTY - The Company does not have any patents for its technology and there can be no assurance that the Company will be able to protect its proprietary rights, if any, from use by its competitors. The commercial success of the Company may also depend upon its products and services not infringing any intellectual property rights of others and upon no such claims of infringement being made.

n. CURRENCY FLUCTUATION - The Company's potential operations make it subject to foreign currency fluctuation and such fluctuation may adversely affect the Company's financial position and results. Management will undertake to hedge currency risks by negotiating its joint venture agreement cash receipts in U.S. dollars. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and accordingly, the Company may suffer losses due to adverse foreign currency fluctuation. Such fluctuations may also influence future contribution margins.

o. CURRENT TECHNOLOGY - The technology necessary to create a service such as the one the Company will be offering exists today and is readily accessible, therefore, there would be ease of entry and exit for would-be competitors. The Company's services and products are subject to significant technological change and innovation. Technological developments are occurring rapidly in the communications and systems integration industries and, while the effects of such developments are uncertain, they may have a material adverse effect on the demand for our services. For example, in the CATV industry, technologies are being developed that would bypass existing cable systems and permit the transmission of signals directly into households. The Company's success will generally depend on its ability to penetrate and retain markets for existing services and to retain expertise in installing and repairing telecommunications, CATV cable and integrated systems on a cost-effective and timely basis. The Company cannot assure investors that it will be able to remain competitive or that its products and services will not be subject to technological obsolescence.

p. MANAGEMENT OF GROWTH - The Company cannot assure investors that it will successfully assimilate new acquisitions into the Company's existing business operations. The Company can also give the investors no assurance that it will be successful in expanding the businesses of new acquisitions, that new customers can be attracted as anticipated, or that there will be a continued, if any, demand for the services of the Company's new acquisitions' technology, products or expertise in new and competitive markets. If the Company's management is unable to manage growth effectively, to maintain the quality of its products and services and to retain key personnel the Company's business, financial condition and results of operations could be materially adversely affected.

q. RISK ASSOCIATED WITH THE YEAR 2000 - The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Management believes that the Company does not have a material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the Year 2000. The Company intends to conduct an analysis throughout its development stage to determine the extent to which its major suppliers' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. The Company is currently unable to predict the extent to which the Year 2000 issue will affect its suppliers, or the extent to which it would be vulnerable to its suppliers' failure to remediate any Year 2000 issues on a timely basis.

r. DEPENDENCE UPON MAJOR CUSTOMERS AND LARGE CONTRACTS - The CATV industry is highly concentrated with most of U.S. domestic subscribers being served by approximately 25 major multi-system operators ("MSO"). Any decision by these major customers to cease or reduce their use of our services may have a material adverse effect on our business. The failure to timely or adequately replace a large contract upon its completion or termination with one or more new contracts or customers may materially adversely affect our business and operations.

s. REGULATORY DELAYS - Typically, franchise applications must be submitted to the city council for approval before construction and permitting can begin. Unexpected delays in issuance of franchises could adversely affect the timing of network construction and, in turn, the Company's revenues.

t. DEPENDENCE ON TELECOMMUNICATIONS AND CATV INDUSTRIES - Demand for a substantial portion of the Company services, and therefore future increases in its net sales and net income, depends primarily on capital spending by CATV operators, telecommunications and other companies for constructing, rebuilding, maintaining or upgrading their telecommunications systems. However, the Company expects future revenue increases to come primarily from upgrading, retrofitting, rebuilding and maintaining existing cable systems with fiber-optic and other cables, and from the sale of telecommunications equipment, rather than from constructing completely new systems.

The amount of capital spending by CATV operators and telecommunications companies and, therefore, the Company's sales and profitability, are affected by a variety of factors, including general economic conditions, access by cable operators to financing, government regulation of cable operators, demand for cable services and technological developments in the broadband communications industry. The Company cannot assure investors that such capital spending will occur or occur at the level announced by the various telecommunications and CATV companies. Federal regulations rolling back rates for basic tier CATV services may have a negative impact on the capital spending plans of the CATV companies and thus have a material adverse affect on our business.

u. COST ESCALATION UNDER FIXED PRICE CONTRACTS - On an historical basis a substantial portion of revenues will be generated principally under firm fixed-price contracts. Fixed-price contracts carry certain inherent risks, including underestimating costs, problems with new technologies and economic and other changes that may occur over the contract period. Unforeseen events and circumstances can alter our estimate of the costs and potential profit associated with a particular contract. To the extent that original cost estimates are modified, estimated costs to complete increase, delivery schedules are delayed, or progress under a contract is otherwise impeded, cash flow, revenue recognition and profitability from a particular contract may be adversely affected.

v. CANCELLATION CLAUSES IN CONTRACTS; FAILURE TO WIN BIDS - Many of the Company's contracts with its customers, including most of its master contracts, will be subject to cancellation by the customer without notice or on relatively short notice, typically 90 to 180 days, even if the Company is not in default under the contract. There can be no assurance that the Company's customers will not terminate contracts pursuant to these termination clauses even if the Company is in compliance with the contract. Many of the Company's potential contracts, including master contracts, will also be opened to public bid at the expiration of the contract term, and there can be no assurance that the Company will be the successful bidder on existing contracts that come up for bid. Cancellation of a significant number of contracts or the failure of the Company to win a significant number of potential contracts could have a material adverse effect on the Company.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering, potential investors should keep in mind other possible risks that could be important.

F.   RESULTS OF OPERATIONS

a. REVENUES -The Company is a development stage enterprise that has earned no revenue since its inception. The Company believes that future revenues will result primarily from telecommunications and other utilities infrastructure services. Infrastructure services are provided to telephone companies, public utilities, cable television operators, other telecommunications providers, governmental agencies and private businesses. The Company currently has no sales or order backlogs.

b. COST OF REVENUE - Since its inception, the Company has incurred no costs of revenues. The Company expects that future cost of revenues will consist of payments to third parties from subcontractor costs and expenses, materials not supplied by the customer, fuel, equipment rental, insurance, operations payroll and employee benefits.

c. SALES AND MARKETING EXPENSES - Since its inception, the Company has incurred no sales and marketing costs. The Company expects that future costs will consist primarily of costs associated with the Company's various strategic alliances, external advertising, promotion, trade show, advertising sales and personnel expenses associated with marketing of the Company's products and/or services.

d. GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses currently consist of management consulting fees, accounting, legal and expenditures for applicable overhead costs. The Company expects general and administrative expenses to continue to increase in absolute dollars as the Company expands its staff and incurs additional costs related to the growth of its business.

e. LACK OF COMMITMENTS AND ORDERS -There are currently no commitments for any of the Company's products or services.


ITEM 3. DESCRIPTION OF PROPERTY

The Company does not presently own or lease any properties and at this time has no agreements to acquire any properties. The Company's office space is provided by Joist Management Limited on a rent free basis and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future. The Company plans to move to different facilities as its customer base expands and it upgrades equipment. The Company has no investments in real estate, securities, or other forms of property.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's issued and outstanding shares of Common Stock as of March 5, 1999, by (i) each person known to the Company beneficially to own 5% or more of the shares of its Common Stock, (ii) each of the Company's directors, (iii) each of the Company's executive officers named in the tables below, and (iv) all directors and officers as a group. The persons named in the tables below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.



        SECURITY OWNERSHIP OF CERTAIN               NUMBER OF SHARES         TITLE OF         PERCENT OF CLASS
              BENEFICIAL OWNERS                       BENEFICIALLY            CLASS          BENEFICIALLY OWNED
                                                         OWNED
        -----------------------------               ----------------         --------        ------------------

David Ho                                                 Common              500,000                6.02%
1409 Forbes Ave, North Vancouver, B.C.,
Canada, V7M 2Y2, Ph (604) 980-0982




        SECURITY OWNERSHIP OF CERTAIN               NUMBER OF SHARES         TITLE OF         PERCENT OF CLASS
              BENEFICIAL OWNERS                       BENEFICIALLY            CLASS          BENEFICIALLY OWNED
                                                         OWNED
        -----------------------------               ----------------         --------        ------------------
David Ho                                                 Common              500,000                6.02%
1409 Forbes Ave, North Vancouver, B.C.,
Canada, V7M 2Y2, Ph (604) 980-0982
Chief Executive Officer, President, Director

All directors and officers as group (2)                  Common              500,000                6.02%


o None of the Officer and Directors as a group are holders of any options, warrants, right conversion privileges or similar items.

o The Company has not granted any options, warrants, rights or conversion privileges. The Company is unaware of any voting trust or similar agreement among its shareholders.

o Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed to be outstanding for calculating the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for calculating the percentage of any other person. The persons named in the table have sole voting and investment power with respect to all shares of capital stock shown beneficially owned by them.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Pursuant to the Company's Bylaws, each officer and director will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

The principal Executive Officers and Directors of the Company are as follows:


            NAME               AGE                DIRECTOR                  TERM(S)
                                                AND OFFICER
            ----               ---              ------------                -------
     DAVID HO                  43        CHIEF EXECUTIVE OFFICER AND    SINCE JUNE 1998
                                         PRESIDENT

     T.F. FRED THAM            44        TREASURER, SECRETARY AND       SINCE JUNE 1998
                                         CHIEF FINANCIAL OFFICER


DAVID HO is a 43-year-old businessman, who for the past 13 years has been involved with a number of start-up companies, business management and strategic planning projects. Some of the companies he has had significant involvement with are: Henderson Development (Canada) Ltd., 1992 to 1996 (a global real estate and finance company); and, L & L Developments Inc., 1981 to present (a regional real estate and development company); Cyber Message Center, Inc., 1997 to present (a start- up electronic mail company); and Kincho Global Enterprises, Inc. 1998 to present (a start-up internet financial service web-site company). Mr. Ho is a graduate of the University of Manitoba with a Bachelor of Science degree in Computers (1979).

T.F. FRED THAM, a businessman, age 44, who for the last 17 years has been directly involved in strategic planning and structuring emerging growth companies and acquisitions. Some of the companies in which he has had significant involvement are: Kazari International, Inc. 1998 to present (a holding company, specializing in internet service); Okane International Enterprises, Inc. 1997-1998 (a holding company, specializing in technology); Geoasia Enterprises Ltd., 1967-1997 (a Asian strategic development holding company); Apex Travel Ltd., 1990-1995 (a multi-branch travel company); Evernet Systems Inc., 1989-1991 (a national local area network company); and, Lamford Forest Products Ltd., 1986-1987 (a regional lumber manufacturing and wholesale company). Mr. Tham is a Certified Management Accountant (CMA) and holds a post graduate degree in accounting (Licentiate Accounting) from the University of British Columbia, Canada - received in 1985 and 1981 respectively.

o If and when the Company commences commercial operations, the Company intends to put in place at the corporate level an experienced management and technical/operational team capable of meeting the needs of the organization as it grows and develops, and of implementing the various aspects of the plan discussed herein.

o None of the Company's current Officers or Directors have ever worked for or managed a fully operational company in the same business or industry as the Company or in a related business or industry

o The Directors and Officers of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as Officers and Directors of the Company.

o The Officers and Directors of the Company are now and may in the future become shareholders, Officers or Directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to the Directors and Officers attention insofar as such opportunities may relate to the Company's proposed business operations.

o The Officers and Directors are, so long as they are Officers or Directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to, the Company. A breach of this requirement will be a breach of the fiduciary duties of the Officer or Director. If the Company or the companies in which the Officers and Directors are affiliated with both desire to take advantage of an opportunity, then said Officers and Directors would abstain from negotiating and voting upon the opportunity. However, all Directors may still individually take advantage of opportunities if the Company should decline to do so. Except as mentioned, the Company has not adopted any other conflict of interest policy with respect to such transactions.


ITEM 6. EXECUTIVE COMPENSATION

As of date, the Company has no incentive stock option and/or bonus plans for its Directors and/or Officers. However, the Company intends to develop and implement such programs in the future.

As of the date of this filing, no Officer or Director is compensated directly by the Company. The Company did not pay any bonuses, or grant any stock awards, options or stock appreciation rights, or pay any other form of compensation or perquisites. It is anticipated that, if and when the $800,000 financing is consummated (anticipated to be on or before August 31, 1999), the Company will commence paying industry-standard salaries to all of its Officers.

The Company is not a party to any employment or consulting agreements between the Company and any Executive Officers. The Company presently anticipates that, at some point after the consummation of the $800,000 financing, if and when this occurs, the Company would enter into an employment agreement with it Executive Officers.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, such associate may be compensated for his or her referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. The amount of such finder's fee will be negotiated on an "arm's length" basis between the respective parties. Any such arrangement is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finder's fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business objectives outlined in this Offering.

None of the Directors or Executive Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since June 1998.

The Company is not subject to any collective bargaining agreement. It is anticipated that the Company's employees will be covered by an employee stock option plan; however, at this stage, the terms of such a plan have not been determined.

Joist Management Ltd. will provide the Company with the necessary administrative and general office personnel and expenses for a fee of approximately $10,000 per month for an initial term of 12 months.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

COMPANY'S FOUNDERS

In June 1998, the Company issued 500,000 shares of Common Stock to the Founder, David Ho, President of the Company, for aggregate proceeds of $500. The stock issuance was approved by the written consent of the Directors of the Company on June 17, 1998.

NETSTAR COMMUNICATIONS INC.

The Company has an option to acquire 100% of Netstar's issued and outstanding shares of Common Stock. Per the Letter of Intent, the closing date for the acquisition shall be on or about August 31, 1999, or as soon as possible thereafter and shall be predicated upon the successful consummation of a $800,000 private placement of the Company shares of Common Stock. The acquisition will be finalized by the execution of a definitive Agreement containing among other things, terms and conditions which are presently agreed to by the parties in the Letter of Intent.

OTHERS

As of the date of this Offering, there are no directors, officers, key personnel or principal stockholders related by blood or marriage, except for the following:

T.F. Fred Tham is also an officer and director of Joist Management Ltd., which provides office space to the Company.

FUTURE TRANSACTIONS

It is also contemplated that the Company may in the future enter into transactions with management, directors and affiliates which, even though may involve conflicts of interest, shall have been deemed to be fair and equitable transactions in the best interest of the Company.


ITEM 8. DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, of which 8,300,000 were issued and outstanding as of March 31, 1999. The holders of Common Stock (i) have equal ratable rights to dividends, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to vote at all meetings of shareholders; (iii) to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iv) do not have preemptive subscription or conversion rights, and there are no redemption or sinking fund applicable thereto; and (v) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings of shareholders. Since the holders of shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

These securities carry NONE of the following:

o    Cumulative voting rights

o    Other special voting rights

o    Preemptive rights to purchase in new issues of shares

o    Preference as to dividends or interest

o    Restriction on the declaration or payment of dividends

o    Preference upon liquidation

o    Other special rights or preferences

o    Convertible provisions

o    Securities are notes or other types of debt securities

o    To-date there are no shares of Preferred Stock authorized and/or issued.

TRANSFER AGENT

The transfer agent for the shares of Common Stock is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah, 84117.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Presently, the Company's stock is not listed for sale on any exchange or trading medium. The Company intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this filing. Until such time, there is no public market for the Company's Common Stock.

HOLDERS

There are currently 42 holders of the Company's Common Stock.

DIVIDENDS

The Company has never declared or paid dividends on the Common Stock. Moreover, the Company currently intends to retain any future earnings for use in its business and, therefore, does not anticipate paying any dividends on the Common Stock in the foreseeable future.

RESALE RESTRICTIONS

The offering price of the Shares of Common Stock sold by the Company was arbitrarily determined by the management of the Company. The offering price does not bear any relationship to assets, book value, or earnings of the Company.

o No restrictions or limitations on resale are believed to apply to the securities issued, other than restrictions on resale which may apply under the securities or "Blue Sky" laws of certain states in which such resale may occur.

o There are no independent bank or savings and loan association or other similar depository institution acting as escrow agent for proceeds escrowed until minimum proceeds are raised.

ITEM 2. LEGAL PROCEEDINGS

The Company is not aware of any pending or threatened legal proceedings as of the date of this Offering. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director or executive officer or owner of record or beneficially of more than five percent (5%) of the Company's Common Stock is a party adverse to the Company or has a material interest adverse to the Company in any legal or quasi-legal proceeding. However, the Company may, from time to time, be subject to legal proceedings arising from its undertakings in the ordinary course of business.

There has been to date no petition under the Bankruptcy Act or any State insolvency law filed by or against the Company or its Officers, Directors or other key personnel.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTING

There have been no changes in, or disagreements with, the Company's independent accountant. The Company's principal independent accountant has not resigned or been dismissed. During June 1998, the month of the Company's organization, Mike Bingham, Chartered Accountants, of Vancouver, British Columbia, Canada was engaged as the principal accountant to audit the Company's financial statements.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

o In June 1998, the Company issued 1,500,000 shares of its Common Shares to its initial shareholders for a cash consideration of $1,500 ($0.001 per share). In July 1998, the Company issued an additional 6,750,000 shares of its Common Stock for a cash consideration of $67,500 ($0.01 per share).

o Thereafter, in December 1998 the Company issued 50,000 common shares for a cash consideration of $150,000 ($3.00 per share).

As of March 31, 1999, 8,300,000 shares of the Company's Common Stock have been issued and sold pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended. As then permitted by Rule 504, certificates for these securities were issued without restrictive legends. However, 500,000 of these shares were purchased by David Ho, one of the directors and officers of the Registrant and may only be publicly sold pursuant to Rule 144. The existing and the offered securities have been and are being offered and sold pursuant to the exemption available under Rule 504. Securities issued pursuant to Rule 504 are not "restricted securities" as such term is defined in Rule 144. Accordingly, with the exception of shares owned by "affiliates" (as such term is defined in Rule 144) of the Company, all of the Company's shares of Common Stock that will exist after the approval, if granted, of the Company's application to have its shares of Common Stock traded on the OTC Bulletin Board, may be resold in brokerage transactions without restriction. Shares owned by affiliates, which are restricted securities, are so restricted for at least an initial period of one year from the purchase thereof. Shares owned by affiliates may then be sold in brokerage transactions subject to the volume limitation requirements of Rule 144, which provides that persons owning control stock would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock, or (ii) the average weekly reported trading volume on all national securities exchanges, the NASDAQ National Market, and the OTC Bulletin Board during the four calendar weeks preceding such sale. Any "free trading" and unrestricted shares which may be owned by "affiliates" of the issuer are likewise subject to the foregoing limitation on resale without regard to when they were acquired or how long they have been held. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. If a substantial number of shares owned by the initial shareholders were sold in the market, the market price of the Common Stock would be adversely affected

There is not now, and there may never be, a public market of any kind for the securities issued by the Company.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

a. The Articles of Incorporation of the Registrant, together with its By-laws, provide that the Company shall indemnify its officers and directors, and may indemnify its other employees and agents, to the fullest extent permitted by applicable law.

b. Under certain circumstances, the laws of the State of Nevada permit, and in some cases require, corporations to indemnify officers, directors, agents and employees who have been a party to, or are threatened to be made a party to, litigation.

Under the Company's Articles of Incorporation, and as permitted by the laws of the State of Nevada, a director is not liable to the Company or its shareholders for damages for breach of fiduciary duty. Such limitation of liability does not affect liability for (i) acts or omissions not in good faith or which involve intentional misconduct, fraud, or a knowing violation of the law, (ii) any transaction from which the director directly or indirectly derived an improper personal benefit, (iii) the payment of any unlawful distribution, or (iv) violations of federal and state securities laws

PART F/S


(A)  Interim Audited Financial Statements

Auditor's Report

Interim Balance Sheet

Interim Statement of Loss and Deficit

Interim Statement of Changes in Financial Position

Interim Statement of Shareholders' Equity

Notes to the Interim Financial Statements

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference


(B) Proforma Consolidated Financial Statements Reflecting Intended Acquisition of Netstar

Proforma Consolidated Interim Balance Sheet

Proforma Consolidated Interim Statement of Loss and Deficit

Proforma Consolidated Interim Statement of Changes in Financial Position

Proforma Consolidated Interim Statement of Shareholders' Equity

Proforma Consolidated Notes to the Interim Financial Statements

                              Michael Bingham C.A.



Auditor's Report


To the Shareholders,
Azel Enterprises, Inc.

I have audited the interim balance sheet of Azel Enterprises, Inc. as at January 21, 1999, and the interim statements of loss and deficit, shareholders' equity and changes in financial position for the period from June 17, 1998, to January 21, 1999. These interim financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these interim financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the interim financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the interim financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall interim financial statement presentation.

In my opinion, these interim financial statements present fairly, in all material respects, the financial position of the Company as at January 21, 1999, and the results of its operations and the changes in its financial position for the period from June 17, 1998 to January 21 1999, in accordance with generally accepted accounting principles in Canada.



Vancouver, British Columbia
February 22, 1999
                                                          Chartered Accountant
                                                          /s/ Michael Bingham

                             Azel Enterprises, Inc.
                          (a development stage company)
                             (a Nevada Corporation)
                              Interim Balance Sheet
                             As at January 21, 1999
                                (in U.S. Dollars)


                                                                      $


                                     ASSETS

Current

Cash                                                               153,772
                                                                  --------

Incorporation costs                                                  2,000
                                                                  --------
                                                                   155,772
                                                                  --------
                                                                  --------

                                   LIABILITIES

Current
  Accounts payable and accrued liabilities (Note 2)                 39,000
                                                                  --------


                              SHAREHOLDERS' EQUITY

Capital Stock (Note 3)

  Authorized - 30,000,000 common shares with par value of $.001
  Issued - 8,300,000 common shares                                   8,300

Contributed Surplus (Note 3)                                       202,700

Deficit                                                            (94,228)
                                                                  --------
                                                                   116,772
                                                                  --------
                                                                   155,772
                                                                  --------
                                                                  --------


APPROVED BY THE BOARD

/s/ Dave Ho                 DIRECTOR

/s/ T.F. Fred Tham          DIRECTOR



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             Azel Enterprises, Inc.
                          (a development stage company)
                             (a Nevada Corporation)
                      Interim Statement of Loss and Deficit
              For the period from June 17,1998 to January 21, 1999
                                (in U.S. Dollars)


                                                        $

Expenses

  Audit                                               2,000
  Bank charges                                          228
  Legal                                              13,000
  Management and consulting fees (Note 2)            79,000
                                                     ------

Net loss for the period and deficit, end of period   94,228
                                                     ------
                                                     ------




    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             Azel Enterprises, Inc.
                          (a development stage company)
                             (a Nevada Corporation)
               Interim Statement of Changes in Financial Position
             For the period from June 17, 1998, to January 21, 1999
                                (in U.S. Dollars)


                                                                 $


Operating activities

  Net loss for the period                                    (94,228)

  Net change in non-cash working capital balances             39,000
                                                             -------

                                                             (55,228)
                                                             -------

Financing activities

  Issuance of capital stock                                  219,000
  Share issue costs                                           (8,000)
                                                             -------
                                                             211,000
                                                             -------

Investing activity

  Incorporation costs                                         (2,000)
                                                             -------

Change in cash during the period, and cash, end of period    153,772
                                                             -------
                                                             -------



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             Azel Enterprises, Inc.
                          (a development stage company)
                             (a Nevada Corporation)
                    Interim Statement of Shareholders' Equity
              For the period from June 17,1998, to January 21, 1999
                                (in U.S. Dollars)


                                        # of                           Par        Contributed                    Shareholder
                                       Common         Price per       Value        Surplus        Accumulated       Equity
                                       Shares           Share       (Note 3)       (Note 3)         Deficit        (Deficit)
                                      ---------     ----------     ----------     -----------     -----------     ----------

Common shares issued for cash                                      $              $               $               $

- June 1998 (on inception)            1,500,000   $       .001          1,500           --              --            1,500

- July 1998                           6,750,000   $        .01          6,750         60,750            --           67,500

- January 1999                           50,000   $       3.00             50        149,950            --          150,000

Share issue costs for the period                                           --         (8,000)           --           (8,000)

Net loss for the period                                                                   --         94,228)        (94,228)
                                                                                                   ----------     ----------
                                      8,300,000                         8,300        202,700        (94,228)        116,772
                                      ---------                    ----------       ---------      ----------     ----------
                                      ---------                    ----------       ---------      ----------     ----------







   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             Azel Enterprises, Inc.
                          (a development stage company)
                             (a Nevada Corporation)
                      Notes to Interim Financial Statements
                                January 21, 1999

                                (in U.S Dollars)


NOTE 1   INCORPORATION AND OPERATIONS

The Company was incorporated on June 17, 1998 in Nevada, U.S.A.

The Company was organized with the intent to serve as a holding company which will acquire and/or form joint ventures with corporate entities conducting various types of business throughout the world. While growth of the Company may involve future programs yet to be determined, management has identified and secured certain initial target acquisitions and joint ventures. The Company currently has no subsidiaries and has not yet commenced operations.


NOTE 2   RELATED PARTY TRANSACTION

Joist Management Ltd. is related by management contract to provide administrative and general office services to the Company at a rate of $10, 000 per month until May 31, 1999. None of the shareholders, officer or directors of Joist Management Ltd. are shareholders of Azel Enterprises, Inc. One of the directors of Joist Management Ltd. is also an officer and director of Azel Enterprises, Inc. During the period, the Company was charged $79,000 for administrative services. Accounts payable includes $19,000 due to Joist Management Ltd.


NOTE 3   CAPITAL STOCK AND CONTRIBUTED SURPLUS

During the period, the Company issued the following common shares:


                                    Total       Capital
                                    Cash         Stock        Contributed
         # of Shares              Proceeds    at Par Value      Surplus
         -----------              --------    ------------    -----------

     1,500,000 at $0.001          $  1,500      $  1,500      $   --
     6,750,000 at $0.01             67,500         6,750        60,750
        50,000 at $3.00            150,000            50       149,950
                                  --------      --------      --------
                                  $219,000      $  8,300      $210,700
     Less share issue costs:         8,000          --           8,000
                                  --------      --------      --------
                                  $211,000      $  8,300      $202,700
                                  --------      --------      --------
                                  --------      --------      --------

                             Azel Enterprises, Inc.
                          (a development stage company)
                             (a Nevada Corporation)
                      Notes to Interim Financial Statements
                                January 21, 1999

                                (in U.S Dollars)


NOTE 4   PROPOSED ACQUISITION OF NETSTAR COMMUNICATIONS INC.

On June 23, 1998 the Company signed a letter of intent to acquire 100% of the shares of Netstar Communications Inc., an Illinois company for shares of Azel Enterprises, Inc. A condition of the stock purchase is that Azel Enterprises, Inc. first raise $700,000 through a private placement. The letter of intent is not binding on either party.


NOTE 5   INCOME TAXES

The Company has an interim net loss and other expenditures which may give rise to future income tax benefits. The potential benefit from these losses has not been reflected in these financial statements.


NOTE 6   LOSS PER SHARE

Loss per share information has not been disclosed as it is not considered meaningful at this stage of the Company's development.


NOTE 7   CONTINUING OPERATIONS

These financial statements have been based upon accounting principles which presume the realization of assets and settlement of liabilities as they become due in the course of continuing operations. The Company's ability to maintain operations is contingent upon successful completion of additional financing arrangements.


NOTE 8 RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

There are no significant differences between Canadian and U.S. accounting principles requiring adjustment to the financial statements of the Company except for the following additional disclosure for development stage companies.

Under U.S. GAAP, the deficit shown on the balance sheet in the shareholders' equity section would be titled to reflect that this was the accumulated deficit during the development stage of the Company.
This does not change the reported deficit, only the description thereof.

                              MICHAEL BINGHAM, C.A.



                      COMMENTS BY AUDITOR FOR U.S. READERS
                       ON CANADA-U.S. REPORTING DIFFERENCE


To the Shareholders,
Azel Enterprises, Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 7 to the interim financial statements of Azel Enterprises, Inc. for the period from June 17, 1998 to January 21, 1999. My report to the shareholders dated February 22, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.





Vancouver, British Columbia
February 22, 1999
                                                        Chartered Accountant
                                                        /s/ Michael Bingham

                             AZEL ENTERPRISES, INC.
                          (a development stage company)
                             (a Nevada Corporation)
                  PROJECTED INTERIM CONSOLIDATED BALANCE SHEET
                             AS OF FEBRUARY 28, 1999
                                (in U.S. Dollars)



Contents:

Projected Interim Consolidated Balance Sheet
Projected Interim Consolidated Statement of Loss and Deficit
Projected Interim Consolidated Statement of Shareholders' Equity
Projected Interim Consolidated Statement of Changes in Financial Position Notes to the Projected Interim Consolidated Financial Statements

                             AZEL ENTERPRISES, INC.
                          (a development stage company)
                             (a Nevada Corporation)
                  PROJECTED INTERIM CONSOLIDATED BALANCE SHEET
                             AS OF FEBRUARY 28, 1999
                                (in U.S. Dollars)



                                                                       $

                                     ASSETS
CURRENT

  Cash                                                               732,383
  Accounts receivable                                                221,946
                                                                  ----------
                                                                     954,329
                                                                  ----------

Capital assets                                                       211,773

Deferred Project Costs                                                68,556

Goodwill                                                           1,081,736

Incorporation costs                                                    2,000
                                                                  ----------

                                                                   2,318,394
                                                                  ----------
                                                                  ----------

                                   LIABILITIES
CURRENT

  Accounts payable and accrued liabilities                           551,878
                                                                  ----------

Long term debt                                                       831,794

                              SHAREHOLDERS' EQUITY

CAPITAL STOCK (NOTE 6)

  Authorized - 30,000,000 common shares with par value of $.001
  Issued - 8,576,317 common shares                                     8,576

CONTRIBUTED SURPLUS (NOTE 6)                                       1,031,374
DEFICIT                                                             (105,228)
                                                                  ----------
                                                                     934,722
                                                                  ----------

                                                                   2,318,394
                                                                  ----------
                                                                  ----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             AZEL ENTERPRISES, INC.
                          (a development stage company)
                             (a Nevada Corporation)
          PROJECTED INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
             FOR THE PERIOD FROM JUNE 17,1998, TO FEBRUARY 28, 1999
                                (in U.S. Dollars)


                                                         $

EXPENSES

  Audit                                                2,000
  Bank charges                                           228
  Legal                                               13,000
  Management and consulting fees (Note 5 )            90,000
                                                     -------

                                                     105,228
                                                     -------

NET LOSS FOR THE PERIOD AND DEFICIT, END OF PERIOD   105,228
                                                     -------
                                                     -------







THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             AZEL ENTERPRISES, INC.
                          (a development stage company)
                             (a Nevada Corporation)

    PROJECTED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

             FOR THE PERIOD FROM JUNE 17, 1998, TO FEBRUARY 28, 1999
                                (in U.S. Dollars)


                                                                 $

OPERATING ACTIVITIES

  Net loss for the period                                     (105,228)

  Net change in non-cash working capital balances              329,932
                                                            ----------

                                                               224,704
                                                            ----------

FINANCING ACTIVITIES

  Issuance of capital stock for cash                           819,000
  Issuance of capital stock for debt                           228,950
  Share issue costs                                             (8,000)
  Long term debt assumed                                       831,794
                                                            ----------

                                                             1,871,744
                                                            ----------

INVESTING ACTIVITIES

  Assumption of capital assets                                (211,773)
  Assumption of deferred project costs                         (68,556)
  Goodwill                                                  (1,081,736)
  Incorporation costs                                           (2,000)
                                                            ----------

                                                            (1,364,065)
                                                            ----------

Change in cash during the period, and cash, end of period      732,383
                                                            ----------
                                                            ----------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             AZEL ENTERPRISES, INC.
                          (a development stage company)
                             (a Nevada Corporation)
        PROJECTED INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
             FOR THE PERIOD FROM JUNE 17, 1998, TO FEBRUARY 28, 1999
                                (in U.S. Dollars)


                                          # of                         Par       Contributed
                                         Common      Price per        Value        Surplus      Accumulated    Shareholder
                                         Shares        Share         (Note 6)      (Note 6)       Deficit         Equity
                                                                        $             $              $              $


Common shares issued for cash

- June 1998 (on inception)             1,500,000    $       .001      1,500           --            --            1,500

- July 1998                            6,750,000    $        .01      6,750         60,750          --           67,500

- January 1999                            50,000    $       3.00         50        149,950          --          150,000

- February 1999                          200,000    $       3.00        200        599,800          --          600,000

Common shares issued for debt

- February 1999                           76,317    $       3.00         76        228,874          --          228,950

Share issue costs for the Period                                         --         (8,000)         --           (8,000)

Net loss for the period                                                                 --       (105,228)     (105,228)
                                       ---------                      -----         ------        --------      --------

                                       8,576,317                      8,576      1,031,374       (105,228)      934,722
                                       ---------                      -----      ---------       --------       -------
                                       ---------                      -----      ---------       --------       -------





THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             AZEL ENTERPRISES, INC.
                          (a development stage company)
                             (a Nevada Corporation)
          NOTES TO PROJECTED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999

                                (in U.S Dollars)


NOTE 1    PURPOSE OF PROJECTION

The purpose of this projection is to illustrate the effect of the proposed acquisition (Note 4) which pursuant to the letter of intent dated June 23, 1998, is contemplated to occur on or about August 31, 1999. Specifically, $600,000 is raised through a private placement and shares are issued for the investment. The letter of intent is non-binding.

Included in the projection are the actual results for the interim period ended January 21, 1999, for which audited financial statements have been prepared. Management has estimated expenditures for the projected period from January 21, 1999, to February 28, 1999, and combined these with January 21, 1999, expenditures to arrive at February 28, 1999, period to date figures. Management prepared this projection on January 31, 1999, and does not intend to update it subsequent to issue.

The Company will be following the consolidation method in accounting for its proposed investment in Netstar Communications Inc. For purposes of these projected financial statements, the Company has included the actual balance sheet for Netstar Communications Inc. as at November 30, 1998, as an estimate of its projected balance sheet on February 28, 1999. As the acquisition has been accounted for by the purchase method, the consolidated statement of loss and deficit includes the results for Netstar Communications Inc. only from the date of acquisition.

Since this projection is based on assumptions regarding future events, actual results will vary from the information presented and the variations may be material.


NOTE 2    INCORPORATION AND NATURE OF BUSINESS

The Company was incorporated on June 17, 1998, in Nevada, U.S.A.

The Company was organized with the intent to be a holding company which will acquire and/or form joint ventures with corporate entities conducting various types of businesses throughout the world.


NOTE 3    BASIS OF CONSOLIDATION

These projected consolidated interim financial statements include the accounts of Azel Enterprises, Inc. and its 100% subsidiary, Netstar Communications Inc..

                             AZEL ENTERPRISES, INC.
                          (a development stage company)
                             (a Nevada Corporation)
          NOTES TO PROJECTED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999

                                (in U.S Dollars)


NOTE 4    ACQUISITION OF NETSTAR COMMUNICATIONS INC.

On August 31, 1999, the Company proposes to purchase 100% of the common shares of Netstar Communications, Inc. for shares of Azel Enterprises, Inc. The underlying assets and liabilities acquired have been assigned the following values:


          Accounts receivable      $   221,946
          Capital assets               211,773
          Deferred project costs        68,556
          Goodwill                   1,081,736
          Bank overdraft               (10,389)
          Accounts payable            (512,878)
          Long term debt            (1,060,744)
                                   -----------
                                          --
                                   -----------
                                   -----------


The investment in Netstar Communications, Inc. exceeded the book value of the net assets acquired by $1,081,736. This excess has been allocated to goodwill and is being amortized over 40 years.

These financial statements have been prepared on the basis that the acquisition occurred on February 28, 1999.


NOTE 5    RELATED PARTY TRANSACTION

Joist Management Ltd. is related by management contract to provide administrative and general office services to the Company at a rate of $10,000 per month until May 31, 1999. None of the shareholders, officers or directors of Joist Management Ltd. are shareholders of Azel Enterprises, Inc. One of the directors of Joist Management is also a director and officer of Azel Enterprises, Inc. During the period, the company was charged $90,000 for administrative services. Included in accounts payable is $39,000 payable to Joist Management Ltd.

                             AZEL ENTERPRISES, INC.
                          (a development stage company)
                             (a Nevada Corporation)
          NOTES TO PROJECTED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999

                                (in U.S Dollars)



NOTE 6        CAPITAL STOCK AND CONTRIBUTED SURPLUS

During the period, the Company issued the following common shares:


                                           Total          Capital
                                           Stock         Contributed        Cash
# Shares                                  Proceeds      at Par Value       Surplus

1,500,000 at $.001                     $       1,500      $   1,500      $       --
6,750,000 at $.010                            67,500          6,750           60,750
   50,000 at $3.00                           150,000             50          149,950
  200,000 at $3.00                           600,000            200          599,800
   76,317 at $3.00                           228,950             76          228,874
                                       -------------      ---------     ------------
                                           1,047,950          8,576        1,039,374

Less share issue costs 8,000
                                               8,000            --
                                       -------------      ---------     ------------
                                       $   1,039,950      $   8,576     $  1,031,374
                                       -------------      ---------     ------------
                                       -------------      ---------     ------------


NOTE 7    INCOME TAXES

The Company has an interim net loss and other expenditures which may give rise to future income tax benefits. The potential benefit from these losses has not been reflected in these financial statements.


NOTE 8    LOSS PER SHARE

Loss per share information has not been disclosed as it is not considered meaningful at this stage of the Company's development.


NOTE 9    CONTINUING OPERATIONS

These financial statements have been based upon accounting principles which presume the realization of assets and settlement of liabilities as they become due in the course of continuing operations. The Company's ability to maintain operations is contingent upon successful completion of additional financing arrangements.

PART III



ITEM 1.       INDEX TO EXHIBITS


EXHIBITS #               DESCRIPTION
----------               -----------

Exhibit 3(i)             Articles of Incorporation

Exhibit 3(ii)            By-Laws

Exhibit 4.1 Specimen stock certificate evidencing shares of Common Stock

Exhibit 4.2              Form of Subscription Agreement used by the Company

Exhibit 10               Management Agreement dated June 17, 1998

Exhibit 11 Statement re: computation per share earnings is Stated elsewhere in this Filing

Exhibit 23.(i)           Consent of Independent Auditor dated February 22,
                         1999

Exhibit 27               Financial data schedule

Exhibit 99.1             Letter of Intent with Netstar Communications Inc.
                         dated June 23, 1998

Exhibit 99.2             Black & Veatch LLP Contract with Netstar
                         Communications Inc. dated September 1, 1998

Exhibit 99.3             Follow-up letter from Netstar Communications Inc.
                         dated April 2, 1999

                                   SIGNATURES



In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                           AZEL ENTERPRISES, INC.



                           /s/ David Ho
                           -------------------
                           David Ho, President



Date:  April 5, 1999